

16013073

ATES
NGE COMMISSION
.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47758



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Clearing Network, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 North Fair Oaks Avenue
(No. and Street)

Pasadena	CA	91103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Wetmore — (626) 744-2587
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name -- *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Thomas Wetmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Clearing Network, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

T Wetmore

Signature

CFO

Title

See attachment

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this ______ day of December 31, 20 15, by Thomas Wetmore, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


REGINA R. BRIANA
Commission # 2007355
Notary Public - California
San Bernardino County

(Seal) Signature Regina R. Briana, Notary Public

Documentation:
FORM X-17A-5 PART III



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Advisors Clearing Network, Inc.:

We have audited the accompanying statement of financial condition of Advisors Clearing Network, Inc. as of December 31, 2015, and the related notes (the "financial statements"). These financial statements are the responsibility of Advisors Clearing Network, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advisors Clearing Network, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 10, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

ADVISORS CLEARING NETWORK, INC.

(A wholly owned subsidiary of Vertical Management Systems, Inc.)

STATMENT OF CONDITION

December 31, 2015

ASSETS		
Cash and cash equivalents	$	817,139
Cash segregated under federal regulations		250,905
Deposit with clearing organization		20,000
Accounts receivable, net of allowance for doubtful accounts		30,989
Due from parent		12,750
Prepaid expenses		15,965
Deferred tax asset		11,842
	$	1,159,590
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	93,551
Due to customers		160,658
Due to correspondents		173,979
Total liabilities		428,188
Stockholder's equity		
Common stock, $0.01 par value, authorized, issued, and outstanding 1,000 shares		10
Additional paid-in capital		921,057
Accumulated deficit		(189,665)
Total stockholder's equity		731,402
	$	1,159,590

ADVISORS CLEARING NETWORK, INC.
(A Wholly Owned Subsidiary of Vertical Management Systems, Inc.)
NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Advisors Clearing Network, Inc. (the "Company") was incorporated in the State of Delaware on September 15, 1994, under the name Life Cycle Mutual Fund Distributors. On April 17, 2003, the Company changed its name to Advisors Clearing Network, Inc. The Company is a registered broker-dealer of securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Vertical Management Systems, Inc. (the "Parent").

The Company provides a technology platform for information reporting and commission collecting for broker-dealers. In addition, the Company buys mutual fund shares on behalf of 401(k) plans, its customers, in accounts held at mutual fund companies in the Company's name. The Company maintains its own records of the beneficial owners of the mutual funds carried on behalf of such customers.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Subsequent events have been evaluated through the date of this report, which is the date the financial statements were available to be issued.

Cash Equivalents

Cash equivalents include highly liquid investments, such as money market funds, with original maturities of three months or less.

Accounts Receivable

Accounts receivable are stated at face value less an allowance for doubtful accounts. On a periodic basis the Company evaluates its accounts receivable based on a history of past write-offs and collections and current credit conditions. At December 31, 2015 there was no allowance for doubtful accounts.

Revenue Recognition from Customers' Securities Transactions

The Company recognizes fee income related to customers' securities transactions on a settlement date basis. GAAP requires the recognition of such income on customers' securities transactions on a trade date basis; however there is no material difference in fee income between trade and settlement dates.

The Company receives commissions on behalf of its correspondent broker/dealers from mutual fund companies, which are subsequently paid to those correspondents, for which the Company takes a handling fee. The Company records only the amount of its fees as revenue instead of recording the entire amount of commissions received as revenue and the amount of commissions paid as a related re-allowance expense.

ADVISORS CLEARING NETWORK, INC.
(A Wholly Owned Subsidiary of Vertical Management Systems, Inc.)
NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Cash segregated under federal regulations

Cash of $250,905 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

ADVISORS CLEARING NETWORK, INC.
(A Wholly Owned Subsidiary of Vertical Management Systems, Inc.)
NOTES TO FINANCIAL STATEMENTS

3. Deposit with clearing organization

The Company is a mutual fund self-clearing broker-dealer and a member of the National Securities Clearing Corporation ("NSCC"). As part of its membership, the Company maintains a clearing deposit of $20,000 with the NSCC. Interest is paid monthly on this cash deposit at the average overnight repurchase rate.

4. Income taxes

The provision for income taxes consists of the following:.

Current tax (benefit)		
Federal	$	1,354
State		800
		2,154
Deferred tax (benefit)		
Federal		7,358
State		3,806
Change in valuation allowance		11,164
Income tax	$	13,318

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Federal net operating loss	$	9,880
State net operating loss		1,962
Deferred tax assets	$	11,842

The Company has a net operating loss ("NOL") carry-forwards that can be utilized to offset future income for federal and state purposes. These NOL's generate a deferred income tax asset. As of December 31, 2015, the Company has a Federal and state operating loss carry-forwards of $65,866 and $24,521 respectively.

5. Concentrations of revenue and credit risk

For the year ended December 31, 2015, one customer accounted for 64% of the Company's total fee income. The Company's Parent accounted for all consulting services income for the year ended December 31, 2015 (see Note 6).

The Company is engaged in brokerage activities in which counter-parties primarily include mutual fund companies, other broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company maintains several bank accounts at financial institutions. The accounts are insured either by the Federal Deposit Insurance Corporation ("FDIC"), up to $250,000, or SIPC, up to $500,000. At times during the year ended December 31, 2015, cash balances held in financial institutions were in excess of the FDIC and SIPC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions that are financially stable.

6. Related party transactions

The Company shares office space, personnel, and furniture and equipment with the Parent. The Company has an expense sharing agreement with the Parent, whereby the Parent pays certain operating expenses and various equipment costs that benefit the Company. For the year ended December 31, 2015, the Company paid $9,817 to the Parent under this arrangement.

The Company also paid the Parent $4,438 during the year ended December 31, 2015 for service bureau fees associated with processing data for the Company's clients.

In addition, the Parent paid the Company $155,500 during the year ended December 31, 2015 for consulting services the Company provided to the Parent in developing its 401(k) plan record-keeping system.

On June 15, 2011, a Custody Services Agreement (the "Agreement") was formed between the Company and an affiliated company, Retirement Revolution, LLC ("Revolution"), a 401(k) record-keeping company. Per the Agreement, the Company will execute and clear transactions in shares of mutual fund companies and carry any resulting positions for Revolution's 401(k) clients. The Company receives custodial fees for those customers. During the year ended December 31, 2015, the Company received $15,311 from Revolution.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

7. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was $659,856, which was $409,856 in excess of its minimum requirement of $250,000.